UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33606

VALIDUS HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

29 Richmond Road, Pembroke, Bermuda HM 08
(441) 278-9000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Depositary Shares, Each Representing a 1/1,000th Interest in a Share of 5.875% Non-Cumulative Preference Shares, Series A

Depositary Shares, Each Representing a 1/1,000th Interest in a Share of 5.800% Non-Cumulative Preference Shares, Series B

Common Shares, $0.175 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Depositary Shares, Each Representing a 1/1,000th Interest in a Share of 5.875% Non-Cumulative Preference Shares, Series A: Zero

Depositary Shares, Each Representing a 1/1,000th Interest in a Share of 5.800% Non-Cumulative Preference Shares, Series B: Zero

Common Shares, $0.175 par value per share: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Validus Holdings, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VALIDUS HOLDINGS, LTD.

Date: November 13, 2018	By:	/s/ Patrick Boisvert
	Name:	Patrick Boisvert
	Title:	Executive Vice President